Press Release	Source: Hesperia Holding, Inc.

Hesperia Holding, Inc. Moving Forward

Monday May 24, 6:30 am ET

HESPERIA, Calif., May 24 /PRNewswire-FirstCall/ -- HESPERIA HOLDING, INC. (OTC Bulletin Board: HSPR - News) announced today that the Company is moving forward with its Pahrump, Nevada operations. Operating under its wholly owned subsidiary, Pahrump Valley Truss, Inc., the Nevada operation is expected to be revenue producing by the end of May and at full production by mid-June. With full production, the Nevada facility is expected to add an additional $2.5 million in sales (a 31% increase) to HSPR's reported revenues.

In addition to serving its existing and new customer base in Southern Nevada more effectively by operating locally in Nevada; HSPR will enjoy an 83% saving in workers compensation insurance with its Nevada labor force. Last year, HSPR paid in excess of $500,000 in workers compensation insurance from its California facility.

Per Fred Smith, VP-Investor Relations, "With the elimination of the 'across state' deliveries of our Nevada customers, significant reduction in workers compensation insurance and an expected lower core labor cost in Pahrump, our expectations for Pahrump Valley Truss are high."

Additionally, per Smith "By focusing on the bottom line as we grow Hesperia Holding into the major regional custom truss provider for the Southwestern United States; we are creating a solid long term growth potential for our stockholders with bottom line accountability and rapid and continued growth."

Forward-Looking Statements: The statements in this press release regarding the Company, the revenues of the new Pahrump facility, anticipated impact of the Pahrump facility on the Company's financial statements, actual workers compensation savings, the Company's business strategy, future opportunities, or any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, any perceived or actual benefits of establishing the new Pahrump, NV operation, the impact of the new facility to increase bottom-line earnings, the market acceptance and amount of sales derived from the Company's operations, the competitive environment within the construction and truss industry, future financial and operational results, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For further information, please contact: Investor Relations, Fred Smith of Hesperia Holding, Inc., +1-760-947-1378.

Source: Hesperia Holding, Inc